Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Vacasa to Present at Deutsche Bank’s 2021 Technology Conference

PORTLAND, Ore., (September 7, 2021) — Vacasa, North America’s leading vacation rental management platform, today announced that CFO Jamie Cohen will present at Deutsche Bank’s 2021 Technology Conference on Thursday, September 9, 2021, at 3:50 p.m. EDT / 12:50 p.m. PDT.

Both live and replay versions of the webcast can be accessed on the Vacasa Investor Website at www.vacasa.com/investors.

About Vacasa

Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 30,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa Guest App, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo. In Summer 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPG Pace Solutions (NYSE: TPGS), a special purpose acquisition company (“SPAC”).

For more information, visit https://www.vacasa.com/press.

Additional Information and Where to Find It

This press release is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions, which also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa’s expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo., and in the definitive proxy statement/prospectus when available. TPG Pace Solutions’ and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.